

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2015

Via E-Mail
Ronald O. Mueller
Gibson Dunn & Crutcher LLP
1050 Connecticut Avenue NW
Washington, DC 20036

   Re: Wynn Resorts, Limited
     DEFC14A filed March 16, 2015
     File No. 0-50028

Dear Mr. Mueller:

   We have reviewed the amended filing listed above and the accompanying response letter you provided. We have the following additional comments. Note that all defined terms used here have the same meaning as in the proxy statement listed above.

Definitive Proxy Statement – Additional Information Regarding the Election of Directors

1. Refer to prior comment 7 in our letter dated March 13, 2015 and your response, as well as the revised disclosure appearing in this section of the definitive proxy statement. Describe the assurances made by Ms. Wynn in 2012 regarding her litigation claims that caused the Corporate Governance Committee to determine at that time that her claim was unlikely to interfere with Ms. Wynn's service as a director of the Company. What caused this determination to change by February 2015?

2. We reissue comment 11 in our letter dated March 13, 2015. Apparently, a change in control if Ms. Wynn prevails in her counterclaims will occur only if the Company's outstanding notes are rated below investment grade. Please revise to clarify, including your statement that if Ms. Wynn prevails in her litigation, it will impact the Company's ability to "control rating actions on the Senior Notes."

3. Refer to comment 10 in our comment letter dated March 13, 2015. In light of the assertions to the contrary in Ms. Wynn's revised proxy statement, explain your belief that Ms. Wynn is not independent under NASDAQ listing standards. Your revised disclosure should address each standard and why Ms. Wynn does or does not meet it, noting any uncertainties or judgment calls where applicable.

Please note that depending on the nature of the revised disclosure provided in response to the comments above, we may require you to disseminate additional soliciting materials. Please contact me at (202) 551-3263 with any questions about dissemination or otherwise.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions